NEWS RELEASE TRANSMITTED BY Marketwire

FOR: CHALLENGER ENERGY CORP.

TSX VENTURE SYMBOL: CHQ
AMEX SYMBOL: CHQ

Canadian Superior and Challenger Energy Announce Drilling of Final Section of "Victory" Well Offshore Trinidad

DEC 4, 2007 - 08:55 ET

CALGARY, ALBERTA--(Marketwire - Dec. 4, 2007) - Canadian Superior Energy Inc. ("Canadian Superior") (TSX:SNG) (AMEX:SNG) and Challenger Energy Corp. ("Challenger") (TSX VENTURE:CHQ) (AMEX:CHQ) announced today that drilling operations are in progress in the final section of the "Victory" well offshore Trinidad, in the 8-1/2" hole section, currently drilled to a depth of approximately 15,811 feet this morning. This final section is scheduled to be drilled to a total depth of approximately 16,000 feet.

Speaking today, Craig McKenzie, Canadian Superior's Chief Executive Officer, said, "We are presently drilling in the final section of the 'Victory' well that contains the main targets of the well. We look forward to finishing the drilling of this final section of the well over the next two to three days and commencing further operations on the well, including open hole wire line logging. Further updates on the well will be provided in due course."

Canadian Superior's joint venture partners in the "Intrepid" Block 5(c) Project are BG International Limited, a wholly owned subsidiary of the BG Group plc (LSE:BG.L) and Challenger Energy Corp. ("Challenger") (TSX VENTURE:CHQ) (AMEX:CHQ). The Kan Tan IV semi-submersible drilling rig drilling the wells is operated by Maersk Contractors and owned by SINOPEC has been contracted by Canadian Superior to drill a multi-well program of three (3) back-to-back exploration wells, "Victory", "Bounty" and "Endeavour" on the "Intrepid Block 5(c) located approximately 60 miles off the east coast of the island of Trinidad.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on "high impact" oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia. (See Challenger's website at www.chaenergy.ca).

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release contains the reference to the term "undiscovered natural gas resources", which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations' annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Investor Relations
(403) 294-1411
(403) 216-2374 (FAX)
Website: www.cansup.com

or

Canadian Superior Energy Inc.
Suite 2700, 605 - 5th Avenue S.W.
Calgary, Alberta
Canada T2P 3H5

or

Challenger Energy Corp.
Dan MacDonald
CEO and President
(403) 503-8810
(403) 503-8811 (FAX)
Website: www.chaenergy.ca

or

Challenger Energy Corp.
Suite 200, 744 - 4th Avenue S.W.
Calgary, Alberta
Canada T2P 3T4